

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2017

John Walbrecht
President
Black Diamond, Inc.
2084 East 3900 South
Salt Lake City, UT 84124

> **Re:** **Black Diamond, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 15, 2017**
> **File No. 333-218751**
>
> **Registration Statement on Form S-4**
> **Filed June 15, 2017**
> **File No. 333-218752**

Dear Mr. Walbrecht:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure regarding the Preferred Share Purchase Rights associated with your common stock on page 5 of the Form S-3 and on page 6 of the Form S-4. To the extent the common stock being registered under the respective forms have associated rights under the rights agreement, please register the related rights on each form and update the respective legality opinions to address the rights. For guidance, refer to Question 116.16 of the Securities Act Forms C&DIs and Sections II.B.1.f-g of Staff Legal Bulletin No. 19.

Registration Statement on Form S-3

2. Please refer to the Table of Additional Registrants. We note that these registrants will be guarantors of the subsidiary guarantees. We also note that certain registrants are incorporated or organized in Switzerland, People's Republic of China, Sweden and Austria. Lastly, we note that counsel's legal opinion is limited to the laws of Delaware and New York. For each foreign subsidiary guarantor, please file an opinion from local counsel that the respective guarantor is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

3. We note that the prospectus references selling stockholders in a generic manner throughout the filing. We also note that you do not appear entitled to rely upon Rule 430B to omit the information specified in Rule 430B. Please advise or, alternatively, please revise the prospectus throughout to delete all references to selling stockholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Robert L. Lawrence, Esq.
        Kane Kessler, P.C.